

Mail Stop 3561

March 10, 2016

Charles E. Barrantes
Chief Financial Officer
General Finance Corporation
39 East Union Street
Pasadena, California 91103

>   **Re: General Finance Corporation**
>   **Form 10-K for the Fiscal Year Ended June 30, 2015**
>   **Filed September 11, 2015**
>   **File No. 001-32845**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed October 16, 2015**
>   **File No. 001-32845**

Dear Mr. Barrantes:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page II-7

1. We note in your September 8, 2015 earnings call, your chief executive officer made reference to verbal commitments from customers to escalate contract prices when oil prices improve. Given the importance of the price of oil on your results, please tell us and consider disclosing in more detail whether such verbal commitments represent a known event. Refer to Item 303(a)(3)(ii) of Regulation S-K and SEC Release No. 33-8350.

Year Ended June 30, 2015 Compared to Year Ended June 30, 2014, page II-7

2. We are unable to tie out your stated increase of $60.3 million in your North America Leasing operations to your North American Leasing operations reflected in Note 12. Please reconcile or explain to us how your stated increase is reflected in North America Leasing. Similarly we are unable to reconcile the decrease in manufacturing sales of $5.6 million with the information in Note 12. To the extent any narrated fluctuations in your discussion of results of operations do not agree to the financial statements or the detail in the notes, then you should provide a table in your discussion that correlates the numbers in your discussion with the numbers reflected in the financial statements.

Liquidity and Financial Condition

Cash Flows for FY 2015 Compared to FY 2014, page II-14

3. Please provide a more informative analysis and discussion of operating, investing and financing cash flows for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please ensure your discussion and analysis is not solely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and Item 1 of Section IV.B of SEC Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Inventories, page F-9

4. You disclose that "Inventories….consist of primarily finished goods for containers, modular buildings and mobile offices held for sale or lease". Please explain to us why inventories would include items held for lease and how you would determine whether an item that is held for sale or lease should be classified as inventory or as part of the lease fleet. Please be detailed in your explanation.

Note 4. Acquisitions, page F-16

5. We note you made a series of acquisitions in fiscal years 2013, 2014, 2015. We further note that you combined what appear to be the less significant acquisitions as "Other Acquisitions" in the tabular disclosure of tangible and intangible assets acquired and liabilities assumed pursuant to ASC 805-10-50-3. Please explain how you complied with

the disclosure requirements of ASC 805-10-50-2h. If you omitted such disclosures due to materiality, please provide your calculation of how you determined materiality.

6. You refer to funding the acquisition of Southern Frac through issuance of 750 shares of Series C Convertible Preferred Stock which you refer to Note 3. Note 3 discloses the details of the issuance of Series C Cumulative Redeemable Perpetual Preferred Stock which appears to contain different terms than the Series C *Convertible* discussed in Note 4. Finally, Note 3 also contains a reference to Note 5 in describing the required use of proceeds of the Series C Preferred stock. Please help us understand the terms and history of any issuances of Series C preferred stock and explain how the existing disclosure conveys such history. Please also explain the purpose and meaning of the note references contained in Notes 3 and 4.   We may have further comment.

Note 12. Segment Reporting, page F-33

7. Please disclose the basis of accounting used for transactions between reportable segments pursuant to ASC 280-10-50-29(a). Please show us in your supplemental response what the revisions will look like in future filings.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Executive Compensation Program, page 30

8. We note that the named executive officers were entitled to receive 80%, 75%, 60%, 22.7% and 60.7%, respectively, of their potential annual bonuses based upon achieving EBITDA, and the remaining amounts based on the achievement of specific performance indicators. Please revise to disclose the potential annual bonus amount for each named executive officer, as well as the target level(s) of EBITDA. Furthermore, you state that "General Finance Corporation "exceed[ed] its EBITDA targets" and "Pac-Van and Southern Frac…exceed[ed] its EBITDA targets," but that the bonuses of Messrs. Barrantes, Wilson, Kluckman and Allan were not based on EBITDA targets. Please revise to explain how and why it was determined not to award bonuses based on the pre-established criteria. Finally, please revise to disclose the factors upon which Mr. Valenta's bonus was based.

9. Please revise to enhance your disclosure regarding how you determined the number of stock awards and option awards to be granted to each named executive officer.

10. We note that your compensation committee "engaged Semler Brossy…to provide a benchmarking analysis which compared the Company's compensation program to industry peers and comparable companies." Please revise to clarify whether you benchmarked the compensation of your named executive officers against the data

provided by Semler Brossy. If so, please disclose the component companies used for benchmarking and the level at which you benchmark. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Blume, Staff Accountant at (202) 551-7128 or Jim Allegretto, Senior Assistant Chief Accountant at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney at (202) 551-3477 or Lilyanna Peyser, Special Counsel at (202) 551-3222 with any other questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products